Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                 April 22, 2021


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9305
                       FTP Clean Energy Portfolio Series
                                 (the "Trust")
                      CIK No. 1843330 File No. 333-254203
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio
---------

      1.  THE DISCLOSURE UNDER THE SECTION ENTITLED "OBJECTIVE" STATES:

      "THE TRUST WILL INVEST AT LEAST 80% OF ITS ASSETS IN CLEAN ENERGY COMPANIES, WHICH ARE COMPANIES CLASSIFIED AS TECHNOLOGY MANUFACTURERS, DEVELOPERS, DISTRIBUTORS, AND/OR INSTALLERS IN ONE OF THE FOLLOWING SUB-SECTORS: ADVANCED MATERIALS (NANOTECH, MEMBRANES, SILICON, LITHIUM, CARBON CAPTURE AND UTILIZATION AND OTHER MATERIALS AND PROCESSES THAT
      ENABLE CLEAN-ENERGY TECHNOLOGIES); ENERGY INTELLIGENCE (CONSERVATION, AUTOMATED METER READING, ENERGY MANAGEMENT SYSTEMS, SMART GRID, SUPERCONDUCTORS AND POWER CONTROLS); ENERGY STORAGE AND CONVERSION (ADVANCED BATTERIES, HYBRID DRIVETRAINS, HYDROGEN, FUEL CELLS FOR STATIONARY, PORTABLE AND TRANSPORTATION APPLICATIONS); AND RENEWABLE ELECTRICITY GENERATION AND RENEWABLE FUELS (SOLAR PHOTOVOLTAICS, CONCENTRATING SOLAR, WIND, GEOTHERMAL, AND ETHANOL, BIODIESEL, BIOFUEL ENABLING ENZYMES)."

      PLEASE CONFIRM THE COMPANIES LISTED ABOVE HAVE 50% OF THEIR ASSETS OR REVENUES DEVOTED OR DERIVED FROM THE ACTIVITIES IN THE SUB-SECTORS NOTED.

      Response: The Trust notes that consistent with existing investment companies that use "clean energy" in their names, the Trust does not apply a specific asset/revenue test.

      2. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" STATES:

      "IN ASSEMBLING THE INITIAL UNIVERSE OF COMMON STOCKS ELIGIBLE FOR INCLUSION IN THE TRUST'S PORTFOLIO, THE SPONSOR PRIMARILY UTILIZED THE NASDAQ(R) CLEAN EDGE(R) GREEN ENERGY INDEX WHICH IS DESIGNED TO TRACK THE PERFORMANCE OF COMPANIES THAT ARE PRIMARILY MANUFACTURERS, DEVELOPERS, DISTRIBUTORS AND/OR INSTALLERS OF CLEAN ENERGY TECHNOLOGIES AS DESCRIBED ABOVE AND OTHER CLEAN ENERGY INDICES. FROM THE INITIAL UNIVERSE, A TEAM OF EQUITY ANALYSTS AT THE SPONSOR INDIVIDUALLY EVALUATED EACH COMMON STOCK BY EXAMINING THE COMMON STOCK'S RELATIVE VALUATION AND OTHER QUALITATIVE FACTORS SUCH AS THIRD-PARTY ANALYST RATINGS, COMPETITIVE ADVANTAGES AND QUALITY OF MANAGEMENT. ADDITIONALLY, THE SPONSOR'S ANALYSTS REVIEWED BLOOMBERG/HOOVERS BUSINESS OR INDUSTRY DESCRIPTIONS TO ENSURE COMPANIES ARE IDENTIFIED AS INVOLVED IN THE DEVELOPMENT, MANUFACTURING, DISTRIBUTION OR INSTALLATION OF CLEAN ENERGY TECHNOLOGIES SUCH AS SOLAR, WIND, WATER, BIOENERGY, NUCLEAR AND HYDROGEN AND FUEL CELLS."

      (A) ARE ONLY U.S. COMPANIES INCLUDED IN THE NASDAQ(R) CLEAN EDGE(R) GREEN ENERGY INDEX?

      (B) PLEASE IDENTIFY THE OTHER CLEAN ENERGY INDICES USED BY THE SPONSOR AND HOW THESE INDICES WILL BE USED TO SELECT COMMON STOCKS FOR THE PORTFOLIO.

      (C) FOR THE DISCLOSURE "FROM THE INITIAL UNIVERSE, A TEAM OF EQUITY ANALYSTS AT THE SPONSOR INDIVIDUALLY EVALUATED EACH COMMON STOCK BY EXAMINING THE COMMON STOCK'S RELATIVE VALUATION AND OTHER QUALITATIVE FACTORS SUCH AS THIRD-PARTY ANALYST RATINGS, COMPETITIVE ADVANTAGES AND QUALITY OF MANAGEMENT," PLEASE EXPLAIN WHAT THESE FACTORS MEAN IN PLAIN ENGLISH AND HOW THESE FACTORS ARE USED BY THE SPONSOR IN SELECTING THE COMMON STOCKS FOR THE TRUST'S PORTFOLIO.

      (D) PLEASE DISCLOSE HOW THE INFORMATION OBTAINED FROM BLOOMBERG IS
      WEIGHTED.

      (E) PLEASE CONSIDER DELETING THE FOLLOWING DISCLOSURE AS THE PARTIAL LIST OF EXAMPLES DOES NOT ADD ANYTHING NEW: "SUCH AS SOLAR, WIND, WATER, BIOENERGY, NUCLEAR AND HYDROGEN AND FUEL CELLS."

      Response: Please see below for the Trust's responses.

      (a) To be included in the Index, a company must be listed on a U.S. Stock Exchange. This can include foreign companies if they satisfy the rest of the requirements to be eligible for inclusion in the Index.

      (b) The prospectus will be revised to delete the reference to "other clean energy indices" and replace it with "other companies identified as clean energy companies by the Sponsor based on the definition referenced above."

      (c) In  accordance  with   the  Staff's   comment,  the  above  referenced
disclosure will be revised as follows:

      "From the initial universe, a team of equity analysts at the Sponsor individually evaluated each common stock by examining the common stock's relative valuation. Relative valuation uses price and enterprise value against underlying business metrics, such as cash flow, sales, earnings growth and returns to equity to enable cross company comparisons. In addition, the equity analysts examine other qualitative factors such as third-party analyst ratings (including research provided as to earnings expectations and primary risk considerations for a stock), competitive advantages (including asset growth and favoring companies with high and stable returns in excess of cost) and quality of management (including how a company makes use of generated returns, i.e., reinvesting returns back into the business or using returns in a manner favorable to shareholders)."

      (d) The Trust notes that the information obtained from Bloomberg is not weighted in the selection process, but rather is generally a part of the overall review undertaken by the analysts. The information is assessed to ensure common stocks selected for the final portfolio fit the Trust's intended objectives.

      (e) The referenced disclosure will be removed from the Trust's prospectus in accordance with the Staff's comment.

      3. THE DISCLOSURE UNDER THE SECTION ENTITLED "PORTFOLIO SELECTION PROCESS" STATES:

      "ALL OF THE COMMON STOCKS SELECTED TRADE ON A U.S. STOCK EXCHANGE AND HAVE ADEQUATE LIQUIDITY FOR INVESTMENT. TO ENSURE ADEQUATE LIQUIDITY, THE SPONSOR ONLY SELECTS THOSE STOCKS THAT HAVE ENOUGH DAILY LIQUIDITY TO ADEQUATELY SUPPORT THE BUYING AND SELLING OF THE ANTICIPATED NUMBER OF SHARES ON ANY GIVEN DAY TO MEET THE TRUST'S PURCHASES AND/OR REDEMPTION REQUIREMENTS."

      (A) PLEASE CONSIDER ADDING "EITHER DIRECTLY OR THROUGH AN ADR (AMERICAN DEPOSITARY RECEIPT)" FOLLOWING "TRADE ON A U.S. STOCK EXCHANGE."

      (B) PLEASE  REVISE  THE  ABOVE-REFERENCED   DISCLOSURE  TO  INCLUDE  MORE
      SPECIFICS REGARDING ADEQUATE LIQUIDITY.

      Response: Please see below for the Trust's responses.

      (a) The referenced disclosure will be added to the Trust's prospectus in accordance with the Staff's comment.

      (b) The Trust respectfully declines to revise the disclosure as it relates to adequate liquidity as it believes that the current disclosure is appropriate for investor comprehension.

      4. THE DISCLOSURE UNDER THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS" STATES:

      "IN ADDITION TO THE INVESTMENTS DESCRIBED ABOVE, THE TRUST HAS EXPOSURE TO THE FOLLOWING INVESTMENTS: DIVIDEND-PAYING SECURITIES, FOREIGN SECURITIES (INCLUDING AMERICAN DEPOSITARY RECEIPTS AND COMMON STOCKS OF EMERGING MARKET COMPANIES) AND COMPANIES WITH VARIOUS MARKET CAPITALIZATIONS.

      (A) PLEASE CONSIDER CHANGING "DIVIDEND-PAYING SECURITIES" TO "DIVIDEND PAYING COMMON STOCKS" AND "FOREIGN SECURITIES" TO "FOREIGN COMMON STOCKS."

      (B) PLEASE CLARIFY THAT A FOREIGN SECURITY OR COMMON STOCK OF AN EMERGING MARKET COMPANY HELD BY THE TRUST IS EITHER DIRECTLY LISTED ON A U.S. SECURITIES EXCHANGE, IS IN THE FORM OF AN AMERICAN DEPOSITARY RECEIPT/ADR WHICH TRADES ON THE OVER-THE-COUNTER MARKET OR IS LISTED ON A U.S. SECURITIES EXCHANGE (AS ALL OF THE COMMON STOCKS SELECTED WILL TRADE ON A U.S. STOCK EXCHANGE).

      Response: Please see below for the Trust's responses.

      (a) The Trust respectfully declines to make these changes as it believes the use of the defined term is not misleading to investors and is appropriately used throughout the prospectus.

      (b) The Trust respectfully declines to add the disclosure to the "Additional Portfolio Contents" section as the requested information is already disclosed in the footnotes to the Schedule of Investments and also stated earlier in the section entitled "Portfolio Selection Process" per the Trust's response to comment 3(a).

Risk Factors
------------

      5. IF THE TRUST HAS SIGNIFICANT INVESTMENTS IN FOREIGN SECURITIES AND EMERGING MARKET COMPANIES, PLEASE INCLUDE ANY ASSOCIATED PRINCIPAL RISKS (E.G., BREXIT RISK, CHINA RISK).

      Response: If the Trust's final portfolio has material exposure to any specific emerging market country or European securities, appropriate risk disclosure will be added to the Trust's prospectus.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By /s/ Daniel J. Fallon
                                          ____________________
                                          Daniel J. Fallon